100 N. 18th Street Suite 300 Philadelphia, PA 19103 t202.778.6400 f202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

June 14, 2018
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tom Jones

Re:	Soliton, Inc.
Draft Offering Statement on Form 1-A
CIK No. 0001548187

Dear Mr. Jones:

This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to the comment letter, dated May 23, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Offering Statement on Form 1-A filed on April 26, 2018 (the “Draft Offering Statement”). The Company’s Form 1-A (the “Offering Statement”) has been filed with the Commission.
For your convenience, we have repeated the comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Our Company, page 3

1.If you intend to seek a limited FDA clearance due to the limited clinical experience that you mention in the second risk factor on page 13 or otherwise, please balance your offering circular summary disclosures regarding the potential FDA clearance, applications of your product, and market opportunity with equally prominent disclosures regarding the nature and effect of the limitations. If true, ensure that your references throughout your offering circular to use of your product for other purposes, including for other inks, make clear that you are referring to off-label use for which you could not market your product.

Response: The Company has revised the disclosure in the Offering Statement as follows (emphasis added).

Securities and Exchange Commission
June 14, 2018

The first paragraph in the section “Offering Circular Summary – Our Company – Overview” has been amended as follows:

“We are a pre-revenue stage medical device company with a novel and proprietary platform technology licensed from The University of Texas M.D. Anderson Cancer Center ("MD Anderson"). Our first commercial product uses rapid pulses of designed acoustic shockwaves to dramatically accelerate the removal of unwanted tattoos. We are based in Houston, Texas, and we have a staff of eight that are all actively engaged in bringing this device to the market. We expect to file a 510(k) application to the US Food and Drug Administration ("FDA") for our first device in the third quarter of 2018 and expect to receive clearance to market the device in the first half of 2019. This initial filing is limited to our device used in conjunction with the 1064 nm Q-switched laser to enable effective multiple pass laser treatments in a single office session to accelerate removal of black tattoos on the arms, legs and torso in Fitzpatrick Skin Type I-III individuals.”

The first paragraph in the section “Offering Circular Summary – Our Company – Market Opportunity” has been amended as follows:

“Currently Americans spend $3.4 billion per year on tattoos and as social acceptance of body art steadily increases, spending on tattoos will likely continue to grow. With the tremendous growth in the number of people getting tattoos, there is a corresponding increase in demand for tattoo removal. Estimates of the size of the tattoo removal market vary widely. One independent source estimates that, globally, the market for tattoo removal is expected to grow at the rate of about 15.6% from 2017 to 2023 and that the global market for tattoo removal is expected to reach several billion in revenue by 2023. Our own research and analysis suggests that regardless of its potential, the current tattoo removal market is significantly underdeveloped. Approximately 20% of all tattoos do not contain black ink. As we are initially seeking clearance for our device for the removal of black tattoos only, the market opportunity may be similarly reduced until the time that we receive clearance for the removal of other ink colors.”

The section “Offering Circular Summary – Our Company – Additional Indications and Technology” has been amended as follows:

“While we are initially targeting the tattoo removal market, our technology also shows promise in a number of other indications, including reduction of cellulite, improvement in skin laxity and assistance to popular fat removal technology in the reduction of subcutaneous fat. Animal studies and a human proof-of-concept study have demonstrated that the RAP device affects subcutaneous fat cells and animal studies have demonstrated its ability to affect dermal and subcutaneous collagen structures that we believe could contribute to an improvement in these indications. Successful commercialization for these indications will require additional FDA clearance.”

The first bullet point in the section “Offering Circular Summary – Our Company – Our Strategy” has been amended as follows:

“Secure FDA clearance of our first (Generation 1) RAP product. We expect to submit our request for 510(k) clearance from the FDA for our RAP device for tattoo removal in the second quarter of 2018 and expect to receive this clearance in the first half of 2019. Although we expect to make additional 510(k) filings as we make changes to our device to facilitate commercialization, we believe this initial

Securities and Exchange Commission
June 14, 2018

approval is the most critical to achieve. Subsequent generations of our device will continue to rely on the same fundamental technology and therapy, thereby allowing the Generation 1 device to serve as the predicate for these future 510(k) submissions, which in turn we believe will reduce the regulatory risk and complexity of those future submissions. This initial clearance will be limited to the use of our device with the 1064 nm Q-switched laser to enable effective multiple pass laser treatments in a single office session to accelerate removal of black tattoos on the arms, legs and torso in Fitzpatrick Skin Type I-III individuals.”

The third paragraph in the section “Business – Overview” has been amended as follows:

“We have conducted animal research that indicates our technology may also be used treat a wide variety of conditions including skin laxity, unwanted fat and cellulite. We have recently begun working with a multi-billion-dollar global pharmaceutical company in trials targeting fat reduction. The initial testing has proved promising resulting in continuing discussions regarding a larger collaborative fat reduction clinical trial. In addition, we are in the early stages of research on new methods for improving the safety and efficacy of laser-based devices. Our initial submission for premarket clearance currently planned for the third quarter of 2018 is limited solely to the treatment of tattoos and capitalization upon either of these two additional indications would require additional FDA clearances.”

The second paragraph in the section “Business – The Rapid Acoustic Pulse (RAP) Device” has been amended as follows:

“Subject to FDA Clearance, the RAP device is initially being commercialized to be used in conjunction with the 1064 nm Q-switched laser to enable effective multiple pass laser treatments in a single office session to accelerate removal of black tattoos on the arms, legs and torso in Fitzpatrick Skin Type I-III individuals. Our animal testing suggests that the RAP device is as effective on other tattoo ink colors using alternate wavelength lasers and analytical modeling supports the expectation that RAP should also work well with Pico-switched lasers. Use of the device on other colors and with a Pico-switched laser would be considered an off-label use until further FDA clearance is achieved. The RAP device uses repeated, rapidly rising acoustic waves to both disrupt pigment laden cells and provide dermal clearing of both superficial and dermal vacuoles generated during the laser process. The clearing of these vacuoles allows for multiple laser treatments within one office visit and animal testing data suggests that remaining agglomerations of ink particles will be dispersed providing greater access for subsequent laser passes.”

Common Stock outstanding after this offering, page 8

2.We note your statement in the first bullet point on page 9 that your disclosure does not give effect to the conversion limitation in your notes. Please tell us the effect on your disclosure throughout the offering statement if you had given effect to the limitation. Also, please show us how your disclosures about the conversion rates of the related-party notes on page 77 and 80 are reconcilable.

Response: The Company has determined that the conversion limitation referred to in the first bullet will not be triggered by the offering, and has deleted the references throughout the Offering Statement.

Securities and Exchange Commission
June 14, 2018

The Company notes that the convertible note disclosure on page 77 of the Draft Offering Statement is limited to the notes held by Remeditex Ventures LLC, whereas the disclosure on page 80 of the Draft Offering Statement related to all of the outstanding convertible notes outstanding.

Below is a table showing the tranches of notes issued to Remeditex Ventures LLC and to other investors:

Tranche	Total Invested through 6/30/18	Invested by other Parties	Amount Invested by Remeditex	Int Rate	Interest Accrued	Total to be converted	Conv. Rate	Remeditex Shares upon conversion
8.25% convertible	$6,900,000	$0	$6,900,000	8.25	$651,357	$7,551,357	3.75	2,013,695
$0.175 Conversion	$500,000	$250,000	$250,000	10.00	$6,250	$256,250.175		1,464,286
$1.75 Conversion	$1,951,750	$1,326,750	$625,000	10.00	$9,895	$634,896	1.75	362,797
Total	$9,351,750	$1,576,750	$7,775,000		$667,502			3,840,778

The best efforts structure of this offering, page 23

3.Please show us your calculations regarding the portion of the offering that must be sold to satisfy the listing criteria that you mention in this risk factor, and tell us whether you will be a “controlled company” under the listing standards given the ownership that you mention on page 25. In this regard, please include on your offering circular cover the legend required by Form 1-A Part II(a)(5).

Response: The Company has added a new “Summary Financial Data” section to the Offering Statement, which provides the calculations showing the Company’s satisfaction of the Nasdaq listing requirements.

The Company will be a “controlled company” if only the minimum offering is completed. The Company has added a sentence to the cover page of the Offering Statement describing this possibility, and confirming that it does not intend to avail itself of the corporate governance exemptions for “controlled companies.”

The Company has added the legend required by Form 1-A Part II(a)(5) to the cover page.

MD Anderson License Agreement, page 63

4.Please clarify nature and extent of the government’s rights to the licensed intellectual property.

Response: The referenced paragraph has been amended as follows (emphasis added):

“MD Anderson has the right to terminate the agreement upon advanced notice in the event of a default by Soliton. The agreement will expire upon the expiration of the licensed intellectual property. The rights obtained by the Company pursuant to the agreement are made subject to the rights of the U.S. government to the extent that the technology covered by the licensed intellectual property was developed under a funding agreement between MD Anderson and the U.S. government. To the extent that is the case, our license agreement with, and the intellectual property rights we have licensed from, MD Anderson are

Securities and Exchange Commission
June 14, 2018

subject to such a funding agreement and any superior rights that the U.S. government may have with respect to the licensed intellectual property. Therefore, there is a risk that the intellectual property rights we have licensed from MD Anderson may be non-exclusive or void if a funding agreement related to the licensed technology between MD Anderson and the U.S. government does exist and depending on the terms of such an agreement. Notwithstanding the foregoing, we do not believe our RAP technology received any federal funding. All out-of-pocket expenses incurred by MD Anderson in filing, prosecuting and maintaining the licensed patents have been and shall continue to be assumed by the Company.”

Security Ownership of Certain Beneficial Owners and Management, page 78

5.Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Remeditex Ventures.

Response: The Company has added the following sentence to footnote (2) in the table included in the section “Security Ownership Of Certain Beneficial Owners And Management” in the Offering Statement:

“Lyda Hill is the sole trustee in the trust that owns a controlling interest in Remeditex Ventures and should be considered the beneficial owner of these shares.”

Exhibits

6.Please file as exhibits the manufacturing agreement mentioned on page 15, the agreement with “certain members of executive management” mentioned on page 41, the lease agreement mentioned on page 42, and the underwriting agreement mentioned on page 85. Also file the convertible notes mentioned on page 80 to the extent required by Form 1-A Item 17.

Response: The Company respectfully advises the staff that it intends to make an exhibit only filing with the additional exhibits in the near future.

With respect to the “agreement” referenced with management on page 41, the Company has deleted the term “agreement” in the Offering Statement. The Company’s management has deferred salary amounts, but no agreements were entered into with respect to such deferrals.

With respect to the manufacturing contract referenced on page 15 with Sanmina Corporation, the Company respectfully submits that its contract with Sanmina is not a material agreement. The Company has a master services agreement with Sanmina that governs its relationship with Sanmina. For each individual project, the Company provides Sanmina with a statement of work that addresses the scope and cost of such project. The Company does not have any financial commitments to Sanmina, except as to any open statements of work.

* * *

Securities and Exchange Commission
June 14, 2018

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer

Lori Bisson, Chief Financial Officer